007 Putnam Voyager Fund attachment
7/31/04 Annual

Because the electronic format for filing Form N-SAR does not provide adequate space for responding to certain items correctly, the correct answers are as follows:

53A	Putnam Management has agreed to assume certain expenses
incurred by the fund in connection with allegations of improper short-term trading activity. During the funds year ended July 31, 2004, legal, shareholder servicing and communication, audit, and Trustee fees incurred by the fund and assumed by Putnam Management were $414,286.

74U1 (000s omitted)

Class A	575,778
Class B	176,429
Class C	8,012

74U2 (000s omitted)

Class M	8,818
Class R	17
Class Y	180,098

74V1

Class A	15.13
Class B	13.28
Class C	14.58

74V2

Class M	14.28
Class R	15.08
Class Y	15.59